FORM 3	OMB APPROVAL

OMB Number: 3235-0104 Expires: December 31, 2001 Estimated average burden hours per response.......0.5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1.	Name and Address of Reporting Person*

	Pruitt,	Robin	R.

	(Last)	(First)	(Middle)

5775 Roscoe Court

(Street)

	San Diego	CA	92123

	(City)	(State)	(Zip)

2.	Date of Event Requiring Statement (Month/Day/Year)

9/4/01

3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4.	Issuer Name and Ticker or Trading Symbol

MCM Capital Group, Inc. (MCMC)

5.	Relationship of Reporting Person(s) to Issuer (Check all applicable)

	Director	10% Owner

	X Officer (give title below)	Other (specify below)

Senior Vice President, General Counsel & Secretary

6.	If Amendment, Date of Original (Month/Day/Year)

7.	Individual or Joint/Group Filing (Check Applicable Line)

X	Form filed by One Reporting Person

Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 4)

None

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

(Over)
SEC 1473 (3-99)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number

FORM 3 (continued)

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative	5. Ownership Form of Derivative Security:	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expiration Date	Title	Amount or Number of Shares	Security	Direct (D) or Indirect (I) (Instr. 5)

None

Explanation of Responses:

/s/ Robin R. Pruitt	9/12/01

**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.